Exhibit 99.1
Kinder Morgan, Inc.

Resource Extraction Payment Report

Kinder Morgan, Inc. (“KMI”)’s CO2 business segment owns and operates oil and natural gas producing fields, which are not significant to KMI’s operating activities as a whole.

KMI’s reportable resource extraction payments in the fiscal year ended December 31, 2024 consist of United States federal income taxes, which are levied at the corporate parent level and not by business segment or project. These payments are related to taxes on income derived from our oil and natural gas producing activities in addition to income from other operating activities.

Payment Type	Resource / Extraction Method	Government Recipient / Country	Total (USD in thousands)
Taxes	Oil and Natural Gas / Well	Federal Government / United States	$10,021